UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-21574 CUSIP NUMBER 267919306

(Check One):     ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: May 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Dynacq Healthcare, Inc.

Full Name of Registrant

Dynacq International, Inc.

Former Name if Applicable

10304 Interstate 10 East, Suite 369

Address of Principal Executive Office (Street and Number)

Houston, Texas 77029

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 14, 2004, Dynacq Healthcare, Inc. (the “Company”) announced that the Company has restated its financial statements for the fiscal years ended August 31, 1999, 2000, 2001 and 2002. In connection with the restatement of such prior periods, Killman, Murrell & Co., P.C., the Company’s new independent accountants, has re-audited the restated financial statements for the fiscal year ended August 31, 2002. Due to the Company’s recent efforts in connection with the announced restatements and re-audit, as well as the audit of its financial statements for the fiscal year ended August 31, 2003, the Company has been unable to timely file its annual report on Form 10-K for the fiscal year ended August 31, 2003, and its quarterly reports on Form 10-Q for the fiscal quarters ended November 30, 2003, February 29, 2004 and May 31, 2004 without unreasonable effort or expense. The Company currently anticipates filing its Form 10-Q for the quarter ended May 31, 2004 as soon as reasonably practicable after the filing of its 2003 Form 10-K (which the Company plans to file on or before July 31, 2004).

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Philip S. Chan (Name)	713 (Area Code)	378-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes : ☒ No

Form 10-K for the fiscal year ended August 31, 2003

Form 10-Q for the fiscal quarter ended November 30, 2003

Form 10-Q for the fiscal quarter ended February 29, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes : ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited and unreviewed financials, the Company expects a net loss of approximately $2.2 million for the quarter ended May 31, 2004, compared to net income of $6.3 million in the comparable period of fiscal 2003. The Company expects net revenues of approximately $47.7 million and a net loss of approximately $300,000 for the nine months ended May 31, 2004, compared to $64.7 million and net income of $15.2 million, respectively, in the comparable period in fiscal 2003. These lower results were negatively impacted by operating expenses incurred in the start up of a new facility with minimal offsetting revenue, by a lower level of activity in one of the Company’s existing facilities and by increased legal and auditing fees. Additionally, several long-time members of the physician staff at the one of the Company’s facilities ceased or reduced their surgeries in that facility at various times during the first three quarters of fiscal 2004.

Dynacq Healthcare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2004	By:	/s/ Philip S. Chan

	Name:	Philip S. Chan
	Title:	Chief Financial Officer